SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

Global Sources Ltd.

(Name of Issuer)

Common Shares, Par Value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

Merle A. Hinrichs

c/o Global Sources Ltd.

Canon’s Court

22 Victoria Street

Hamilton, HM 12

Bermuda

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrichs
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS N/A
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Kitts and Nevis
Number of Shares Beneficially Owned by Each Reporting Party With	(7)	SOLE VOTING POWER 12,534,768
	(8)	SHARED VOTING POWER 1,291,742
	(9)	SOLE DISPOSITIVE POWER 12,534,768
	(10)	SHARED DISPOSITIVE POWER 1,291,742
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,826,510
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.37% (based on 29,817,522 Common Shares outstanding on June 15, 2014)
(14)	TYPE OF REPORTING PERSON IN, HC

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Common Shares, $0.01 par value (the “Common Shares”), of Global Sources Ltd. (the “Issuer”), a Bermuda corporation whose principal executive offices are located at Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

This Amendment No. 8 amends the Schedule 13D filed on December 8, 2003 (as amended by Amendment No. 1 filed on November 18, 2008 (“Amendment No. 1”), Amendment No. 2 filed on January 13, 2009 (“Amendment No. 2”), Amendment No. 3 filed on January 22, 2009 (“Amendment No. 3”), Amendment No. 4 filed on August 16, 2010 (“Amendment No. 4”) and Amendment No. 5 filed on October 15, 2010 (“Amendment No. 5”), Amendment No. 6 filed on December 23, 2011 (“Amendment No. 6”) and Amendment No. 7 filed on November 22, 2013 (“Amendment No. 7”), the “Schedule 13D”).

Item 2 Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed on behalf of Merle A. Hinrichs (the “Reporting Party”).

(b)	The business address of the Reporting Party is Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda.

(c)	The Reporting Party serves as the executive chairman of the Issuer and is a co-founder of its business.

The Reporting Party also serves as the chairman of the council of members (the decision-making body) and was the founder and the initial settlor of the Hinrich Foundation, a charitable foundation.

(d)	The Reporting Party has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Party has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Party is a citizen of Saint Kitts and Nevis.

Item 5. Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)	The Reporting Party is (based on 29,817,522 Common Shares outstanding on June 15, 2014):

(i)	the beneficial owner of 12,534,768 Common Shares, representing 42.04% of the outstanding Common Shares, and

(ii)	may be deemed to be the beneficial owner of 1,291,742 Common Shares, representing 4.33% of the outstanding Common Shares.

Prior to the transfer described in clause (c) below, the Reporting Party’s beneficial ownership increased from the amount disclosed in Amendment No. 7 by 39,088 Common Shares from 16,260,221 Common Shares to 16,299,309 Common Shares due to the vesting of such Common Shares to the Reporting Party on January 1, 2014 under the Issuer’s equity compensation plans.

(b)	The Reporting Party:

(i)	has the sole power to vote and dispose 12,534,768 Common Shares beneficially owned by him,

(ii)	may be deemed to have shared power with his wife, Miriam Hinrich, to vote or direct to vote and dispose 288,254 Common Shares held by her, and

(iii)	may be deemed to have shared power with Hinrich Investments Limited to vote or direct to vote and dispose 1,003,488 Common Shares held by it. The Reporting Party may be deemed to be the beneficial owner of these 1,003,488 Common Shares because Hinrich Investments Limited, the record owner of these shares, is owned by a nominee company in trust for the Hinrich Foundation, of which the Reporting Party serves as the chairman of the council of members (the decision-making body), and was the founder and the initial settlor.

The Reporting Party disclaims beneficial ownership in the shares of the Issuer’s Common Shares held by Hinrich Investments Limited other than through his capacity as the chairman of the council of members of the Hinrich Foundation.

(c)	On April 30, 2014, the Issuer filed a Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 to purchase for cash up to 5,000,000 of its issued and outstanding Common Shares at a price of $10.00 per share (the “Tender Offer”).

On June 6, 2014, under the terms of the Tender Offer:

(i)	the Reporting Party tendered 14,776,547 Common Shares of which the Issuer accepted 2,241,779 Common Shares,

(ii)	Miriam Hinrich, wife of the Reporting Party, tendered 339,806 Common Shares of which the Issuer accepted 51,552 Common Shares, and

(iii)	Hinrich Investments Limited tendered 1,182,956 Common Shares of which the Issuer accepted 179,468 Common Shares.

(d)	N/A.

(e)	N/A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2014

/s/ Merle A. Hinrichs
Merle A. Hinrichs

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)